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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                  SCHEDULE TO
                               (AMENDMENT NO. 3)
                                 (RULE 14D-100)

                             TENDER OFFER STATEMENT
                   UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                   AVAYA INC.
                           (Name of Subject Company)

                          AVAYA INC. (OFFEROR/ISSUER)
                WARBURG, PINCUS EQUITY PARTNERS, L.P. (OFFEROR)
         WARBURG, PINCUS NETHERLANDS EQUITY PARTNERS I, C.V. (OFFEROR)
         WARBURG, PINCUS NETHERLANDS EQUITY PARTNERS II, C.V. (OFFEROR)
        WARBURG, PINCUS NETHERLANDS EQUITY PARTNERS III, C.V. (OFFEROR)
                      (Name of Person(s) Filing Statement)

                     LIQUID YIELD OPTION-TM- NOTES DUE 2021
                       (Title of Class(es) of Securities)

                              CUSIP NO. 053499AA7
                   (CUSIP Number of Class(es) of Securities)

                             PAMELA F. CRAVEN, ESQ.
                                   AVAYA INC.
                              211 MOUNT AIRY ROAD
                        BASKING RIDGE, NEW JERSEY 07920
                                 (908 953-6000)

          (Name, Address and Telephone Number of Person Authorized to
 Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                                WITH COPIES TO:

     AKIKO MIKUMO, ESQ.             DAVID M. SILK, ESQ.        MICHAEL J. SCHIAVONE, ESQ.
   MALCOLM E. LANDAU, ESQ.       WACHTELL, LIPTON, ROSEN &         SHEARMAN & STERLING
 WEIL, GOTSHAL & MANGES LLP                KATZ                   599 LEXINGTON AVENUE
      767 FIFTH AVENUE              51 WEST 52ND STREET         NEW YORK, NEW YORK 10022
NEW YORK, NEW YORK 10153-0119    NEW YORK, NEW YORK 10019            (212) 848-4000
       (212) 310-8000                 (212) 403-1000

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
           Check the appropriate boxes below to designate any
           transactions to which the statement relates:
/X/        third-party tender offer subject to Rule 14d-1.
/X/        issuer tender offer subject to Rule 13e-4.
/ /        going-private transaction subject to Rule 13e3.
/X/        amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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    On December 23, 2002, Avaya Inc. ("Avaya"), and Warburg, Pincus Equity
Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V., and Warburg, Pincus Netherlands Equity Partners III, C.V. the "Warburg Pincus Funds") commenced an exchange offer (the "Exchange Offer") for up to $660,542,000 aggregate principal amount at maturity of Avaya's outstanding Liquid Yield Option-TM- Notes due 2021 (the "LYONs"), representing approximately 70% of the outstanding LYONs.

    This Amendment No. 3, filed February 3, 2003 amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented from time to time, "Schedule TO") filed on December 23, 2002, Amendment No. 1 thereto, filed on January 13, 2003 and Amendment No. 2 thereto, filed on January 22, 2003 in connection with the Exchange Offer. The Exchange Offer was made pursuant to an Offer to Exchange/Prospectus dated December 23, 2002 and amended on January 13 and 22, 2003 (as amended and supplemented from time to time, the "Offer to Exchange/Prospectus").

ITEM 4.  TERMS OF THE TRANSACTION.

     Prior to the previously scheduled expiration of the Exchange Offer at 12:00 midnight, New York City time, on January 27, 2003, Avaya and the Warburg Pincus Funds agreed to extend the expiration of the Exchange Offer until 5:00 p.m., New York City time on January 28, 2003.

     Upon the expiration of the Exchange Offer, $84,426,000 aggregate principal amount at maturity of LYONs were accepted in the exchange offer, of which $84,416,000 aggregate principal amount at maturity was accepted for the mixed consideration and $10,000 aggregate principal amount at maturity was accepted for the cash consideration. As a result, an aggregate of $17,596,190.50 in cash and 6,500,032 shares of Avaya common stock were payable in exchange for the LYONs accepted in the Exchange Offer.

     Following the expiration of the Exchange offer, Avaya and the Warburg Pincus Funds entered into a Waiver/Confirmation Letter Agreement, dated January 30, 2003 (the "Waiver/Confirmation Letter"), to confirm and waive certain provisions of the Backstop Agreement, dated December 22, 2002, as amended (the "Backstop Agreement") by and among Avaya and the Warburg Pincus Funds. A copy of the Waiver/Confirmation Letter is attached hereto as Exhibit
(d)(1).

     Pursuant to the Waiver/Confirmation Letter, Avaya and the Warburg Pincus Funds agreed that (i) in accordance with the Backstop Agreement, Avaya was directing the Warburg Pincus Funds to pay all of the $17,596,190.50 in cash payable in exchange for LYONs accepted in the Exchange Offer, (ii) notwithstanding the terms of the Backstop Agreement, the Warburg Pincus Funds would not receive any series D warrants, (iii) the number of shares of Avaya common stock issuable upon exercise of the series B warrants would not be adjusted, and (iv) the per share exercise price of the series B warrants held by the Warburg Pincus Funds would not be reduced. In consideration of the foregoing agreements, Avaya and the Warburg Pincus Funds confirmed in the Waiver/Confirmation Letter that, in accordance with the terms of the Backstop Agreement, (i) the per share exercise price of the series A warrants would be reduced to $0.01, (ii) the Warburg Pincus Funds would exercise for cash a portion of the series A warrants to purchase an aggregate of 5,581,013 shares of common stock of Avaya for aggregate cash consideration of $55,810.13 and
(iii) the Warburg Pincus Funds would convert all LYONs acquired by them into an aggregate of 1,588,560 shares of common stock of Avaya.

    On January 31, 2003, the Warburg Pincus Funds paid an aggregate of $17,596,190.50 in cash and Avaya issued an aggregate of 6,500,032 shares of common stock to the holders of LYONs accepted in the Exchange Offer.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    Pursuant to the terms of the Backstop Agreement, the Warburg Pincus Funds are deemed to have purchased in the Exchange Offer $42,425,000 aggregate principal amount at maturity of LYONs. In accordance with the terms of the Backstop Agreement and as confirmed in the Waiver/Confirmation Letter, the Warburg Pincus Funds will convert all of these LYONs into an aggregate of 1,588,560 shares of common stock of Avaya not earlier than 11 business days following the expiration of the Exchange Offer, or February 12, 2003.









ITEM 12.  EXHIBITS.

EXHIBIT
-------
Exhibit (a)(1)(A)                      Text of Press Release issued by Avaya Inc. dated
                                       January 28, 2003 (incorporated by reference to
                                       Exhibit 99.1 of the current report on
                                       Form 8-K filed by Avaya Inc. with the
                                       Securities and Exchange Commission on
                                       January 28, 2003).
Exhibit (a)(1)(B)                      Text of Press Release by Avaya Inc. dated January 29,
                                       2003 (incorporated by reference to Exhibit 99.1 of the
                                       current report on Form 8-K filed by Avaya Inc. with the
                                       Securities and Exchange Commission on January 29, 2003).
Exhibit (d)(1)                         Waiver/Confirmation Letter Agreement, dated January 30,
                                       2003, by and among Avaya Inc., Warburg, Pincus Equity
                                       Partners, L.P., Warburg, Pincus Netherlands Equity
                                       Partners I, C.V., Warburg, Pincus Netherlands Equity
                                       Partners II, C.V. and Warburg, Pincus Netherlands
                                       Equity Partners III, C.V. (incorporated by reference
                                       to Exhibit 99.1 of the current report on Form 8-K
                                       filed by Avaya Inc. with the Securities and Exchange
                                       Commission on January 31, 2003).

                                       2
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               Dated: February 6, 2003

                                               AVAYA INC.

                                               By:  /s/ GARRY K. MCGUIRE
                                                    ------------------------------------------------
                                                    Name: Garry K. McGuire
                                                    Title:  Chief Financial Officer and Senior
                                                            Vice President, Operations

                                               WARBURG, PINCUS EQUITY
                                               PARTNERS, L.P.

                                               By:   Warburg Pincus & Co., Its General Partner

                                                          /s/ SCOTT A. ARENARE
                                                          ------------------------------------------
                                                          Name:   Scott A. Arenare
                                                          Title:  Partner
                                                     By:

                                               WARBURG, PINCUS NETHERLANDS
                                               EQUITY PARTNERS I, C.V.

                                               By:   Warburg Pincus & Co., Its General Partner

                                                          /s/ SCOTT A. ARENARE
                                                          ------------------------------------------
                                                          Name: Scott A. Arenare
                                                          Title:  Partner
                                                     By:

                                               WARBURG, PINCUS NETHERLANDS
                                               EQUITY PARTNERS II, C.V.

                                               By:   Warburg Pincus & Co., Its General Partner

                                                          /s/ SCOTT A. ARENARE
                                                          ------------------------------------------
                                                          Name: Scott A. Arenare
                                                          Title:  Partner
                                                     By:

                                       3
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
                                               WARBURG, PINCUS NETHERLANDS
                                               EQUITY PARTNERS III, C.V.

                                               By:   Warburg Pincus & Co., Its General Partner

                                                          /s/ SCOTT A. ARENARE
                                                          ------------------------------------------
                                                          Name: Scott A. Arenare
                                                          Title:  Partner
                                                     By:

                                       4
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                               INDEX TO EXHIBITS

           EXHIBITS
-------------------------------
Exhibit (a)(1)(A)                      Text of Press Release issued by Avaya Inc. dated
                                       January 28, 2003 (incorporated by reference to
                                       Exhibit 99.1 of the current report on
                                       Form 8-K filed by Avaya Inc. with the
                                       Securities and Exchange Commission on
                                       January 28, 2003).

Exhibit (a)(1)(B)                      Text of Press Release by Avaya Inc. dated January 29,
                                       2003 (incorporated by reference to Exhibit 99.1 of the
                                       current report on Form 8-K filed by Avaya Inc. with the
                                       Securities and Exchange Commission on January 29, 2003).

Exhibit (d)(1)                         Waiver/Confirmation Letter Agreement, dated January 30,
                                       2003, by and among Avaya Inc., Warburg, Pincus Equity
                                       Partners, L.P., Warburg, Pincus Netherlands Equity
                                       Partners I, C.V., Warburg, Pincus Netherlands Equity
                                       Partners II, C.V. and Warburg, Pincus Netherlands
                                       Equity Partners III, C.V. (incorporated by reference
                                       to Exhibit 99.1 of the current report on Form 8-K
                                       filed by Avaya Inc. with the Securities and Exchange
                                       Commission on January 31, 2003).